2025 REPORT

Arrived


$12M+
dividends paid
740K
registered investors
backed by
BEZOS EXPEDITIONS
Good Friends
FORERUNNER
CORE INNOVATION CAPITAL
TIME Ventures
PSL
Neo
$240M
invested on the platform
Arrived
Sign Up
The Palm
Palm Beach, FL
Vacation Rental
Fully Funded

LETTER

Dear investors,

Hi everyone, thank you all for joining this journey with us! This past year we made major progress on our mission to bring real estate investing online. We crossed over $330 Million in Assets Under Management and we've had nearly 1 million investors sign up for Arrived! We closed our Series B financing and launched our secondary trading marketplace. Now investors can buy & sell shares on Arrived in over 500 properties across 65 cities. In our first three weeks of trading we processed over 50,000 orders from investors and we're just getting started! This is an exciting milestone in building the stock market for real estate and we appreciate all of your support in making it happen.

We need your help!

Thank you for all of your support this year! One of the best ways to support Arrived and get involved is to help spread the word. If you are an active investor on the

Arrived platform, we would love for you to leave an online review on Google or the Apple App Store. We also always appreciate your feedback on the product and learning how we can improve. If you have any feedback for our team, please reach out and let us know!

Sincerely,

Ryan Frazier

CEO & Co-Founder

Alejandro Chouza

COO - Co-Founder

Sue Korn

CFO

Brian O'Malley

Member of the Board

Susan Ehrlich

Board Member

Kenneth Cason

CTO & Co-Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

- Launched our Secondary Trading Marketplace
- Raised Series B Financing at a nice step up in valuation
- Crossed $330M in Total Assets Under Management

☹ The Bad

- The broader market interest rates and Fed Funds Rate remained elevated throughout the year
- Our credit products have received high demand and we've been investing in development the business and loan supply
- We continue to expand supply partners to meet supply needs across the platform

2025 At a Glance

January 1 to December 31


$$$$

$8,735,264 +55%
Revenue



-$6,726,821
Net Loss


IOU!

$2,164,682 +71%
Short Term Debt



$19,906,034
Raised in 2025

$25,676,293

Cash on Hand

As of 04/14/26

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$5,649,848
-$9,214,413
$8,735,264
-$6,726,821
2024
2025

Net Margin: -77% **Gross Margin:** 92% **Return on Assets:** -10% **Earnings per Share:** -$0.74

Revenue per Employee: $171,280 **Cash to Assets:** 52% **Revenue to Receivables:** 4,380 **Debt Ratio:** 58%

Unaudited_Arrived_Holdings__Inc._-_2025_and_2024.pdf

We ❤️ Our 3,893 Investors

Thank You For Believing In Us

Everett Soliz
Alfonso Aduna
Timi Buchanan
Lawrence Valenti
Lucy B
Nathaniel Adams Jr
Lev Agranovich
Meri Jewel Burr
Krown Deon
Heather Todd
Christian Townsdin
Ben Kinney
Terry Rose
Jennifer Shaults
Michelle Molina
Tony Shouse
Tom Jackson
Matthew Moseley
Felipe Garcia
Muthu SANKARAN
Ron Trotter
Earl Stewart
Hailey Kilian
Colleen Coleman Ryan
Nicky Golbahar
Todd Perdew
Jeff Hensley
Cody Heisinger
Christos Vatalidis
Vasu Shanmugasundaram
Ruben Pasos
Tim Wessel
Inez Parks
Stefanie Klass
P.A. Takhar
Rajasekar Thangaraj
Lance Recker
Chris O'Flaherty
Nicole R Spracale
Vanesa Abar
Paul Greco
Donna Chen
Adam Beach
Trooshall Patel
John Rechtien
Tom Brandt
Sumit Kapoor
Priya S
Rick Pasqualone
Enrique Jose Garcia
A P
R Benyamin
Claire Arakaki
Shawn Arnwine
Amir Meshkin
Rich Evans
Eric Samiec
nora schuster
Danny McAuliffe

Charalambos Mavrommatis
Tramayne Chapman
Luria Johnson
Wil Fluewelling
Luke Sharp
Praveen Sridharan
Roderick Herron
Ty Ron Robinson II
David Moore
Roció Salamanca
Michael Thaney
Pramod Rustagi
Ryan Windley
Anthony Lamanna
Ryan Strange
Scott Snyder
Roger Hall
Ali Forsythe
Gloria Angles
Rafael Casares
Micah Pigott
Kurt Wilson
John Lin
Michael Humphrey
Brandon Young
Susan Kolifrath
Andrew Overby
Jordan Clifford
Claudia Yurrita
Carl Lindsey
Dunet King Lenin
John White
Elizabeth Lumbattis-...
Patryk Pie
Roger Horton
Tarun Eldho Alias
Massimo DiMeo
Jep Cain
Antoine Bieniek
Bryan Szucs
Angela Murray
Uday Kiran Nagulavancha
James Gambucci
Aron Stefansky
Nitin Arora
David Jackson
Dolph Van Ittersum
Ankush Bhargava
Robert Chaing
Keandre Byrd
Kevin Meeker
Ankit Madan
Sunny Tomorrows
Ernie Boling
Leonard Llewellyn
Shao Dyi
Sean Winner
Saurabh Gupta
Nic Kruckeberg

Dan Rehmsmeyer
Adam Kinney
Ray James
Claire Jennings
Alan Strong
Jordan Carlisle
Philippe Noël
Hike With Oats
Brenda Anderson
Julie Jungen Lanicek
Adel Ali Al-Malki
John Stambelos
Trayvon Larkin
Derek Grittmann
Rik Ditter
Kevin Kline Gargar
James Gosserand
Frank Palazzolo
Arun Senapati
Jill Stringham
Vineet Dhingra
Samuel BROWN
Greg Mack
Bianca Welsh
Renaldo Baucom
Sherrie Tullsen-Chin
Michael G. Dickerson
James Reynolds
Jake Birdwell
Charles Johnson
J. A
Willie Terry Marsh
Mario Peshev
Kai Leung Huen
Winston Liu
Terrence Billings
Jared LaRock
Zak Ruffin
Daniel Poirot
Mayoore Jaiswal
Jonna Savage
Sridhar Chilakapati
Doug Haustein
David Hahn
Greg Gallaway
Jenny Wong
Daniel Cathey
Chris Bow
Joshua Ganino
Aram Larraian
S M
Tesfu Tesfazgi
Cathy Li
Nathan Livesay
Philip Rametta
Chad Nequent
Anurag Kapoor
George Creel
Claudianus A

Daniel Fernandez...
Gordon Gurule
John Hill
Laura McLeod
Nancy Ramos
Justin Bean
Jeffrey Carroll
Dennis Chen
Evan Beuscher
Charles Call
Rishi Gupta
Ever Pereira
Garrett Spitzer
Aabhas Zaveri
Thomas Totten
Timothy Lee
Peter Harris
Yifeng Luo
Ayushman Bajracharya
Kim Keating
Joshua Mouton
J.J Furlano
Samik Mukherjee
Jason England
George Limen
Cody Tynon
Stanton Maines
Black Squirrel Portfolio
Adrian Oliver
Joe Agster
Tristin Chambers
Johanna Cardenas
Joshua Boehm
Darron Kitterman
Alexander Sung
Ryan Gott
Slavik Fokin
Joseph Berdugo
Ritesh Suri
Aaron Janus
Danny Susantin
Brandon Haynes
Ralph Hoover
Erin Reimer
Matthew Sicuranza
J Cos
Mike De Chaud (Mike D)
Ravit Thapar
Danny Karlinsky
Mammad Karim
Howard Miller
Brandon Alsup
Ruple Galani
William Morris
Coredero Daley
Rakesh Sharma
Hayden Rose
Deepak S
Jason Allen

George Mirth
Cedric Pashi
Gareth Richardson
Nashira Pizarro
Kevin Zuber
Asheesh Barman
Praveen Murali
Sharath Ramesh
Reg Nelson
Benjamin Horowitz
Prakash Ganapathy
Ravi Kumar
Birun Balami
Juan Pesqueira
Soumik Das
Trevor Shand
Amit Banda
Phil Reimer
Joseph Valencia
Darryl C Robinson
James R True
Larry Ray Sargent Sr
William Bowen
Maria Hess
Jeremy Ressler
Jon Cacciatore
Krishna Aswani
Jordan Ransom
Jim Landy
Jasiel Moreno
Sean Gibson
Kapeesh Bhaghavathula
Babakski Provis
Erni Salguero
Johnson Hor
Murali Kuppa
Neryk Davydov
Jeff Oliva
Tim Slendebroek
Tingwei Chang
T Kevin Cotter
Rachel Davis, MSA
Jason Cohen
Philip Chan
Cody Vose
Jerred Cook
Marie Rex
Damian Walsh
Marcedes Williams
Jake Johnson
Prima Star LLC
Joe Connolly
Brad Myers
Michael Moon
Khalid Al Salti
Diana Thai
Jeremy Tucker
Nickolas Minard
Kiran Gunda

Darrell Smith
Helen Chang
Penny Callis
Maurice Hayles
Gabe Garcia
Perry Diclemente
Jonathan Kania
Adi Rabinovich
Loona Cadely-Jeanty
Sudhanshu & Chitra...
Jaime Matus
Suresh Goel
George Simons
Anthony Buono
Michael Husband
Jason Brome
Ricardo Ramirez
Rossella Ferrari
Antonios Tsiras
Lawrence Ayokunnu...
Cory Owens
Anthony Warren
Scott Tobia
Scott A Frangos
Bethany Begnaud
David Suson
Brandon DeMarco
Ryan Corbin
Nicole Hudson
Sherri Napier
Ayoyinka Okedigba
Leo Veneziano
Sanchalita chatterjee
Christopher Karsa
Joseph Marshall Touma
Cyrille Phipps
Jason Gensburger
Zev Nicolai-Scanio
Wee Khen Lai
Jeffrey Fette
R. Mansfield
Jason Vance
Makeiba Winclas
Chris Peebles
Laura Vannorsdall
Ioannis Agadakos
Matt B
Joby Varughese
Josiah Mouw
Christopher Webb
Peter Davis
Dena Lillard
Richard Kenworthy
Ryan Rixon
Alberto Guerra
Barry Johnson
Jeff Haertel
Ben Bradley
Gene Saab

Ugochukwu-Smooth Nzewi
Hello Man
Emir X
Chris McCutchen
Carson Coon
Michael Gaeta
Samson Lam
Ryan Hetsler
Gary Mercado
Thomas Merchant
Abraham Newmark
Josh T
Golden Wisdom
Prabu S
Emeka Okafor
Ramu P S
Nitesh Misra
Chaitanya Belwal
Jared Dyer
Clelia El Adl Clemens
Srivatsan Desikan
Cailin Swingle
Am TM
Carl Ellis
Ofli Guimaraes
Robert Abolt
Carlos Zelaya
Howard Wu
Miroslava Lindova
Nathaniel Lawless
Ankur Sah
David Barrett
Randi Guthrie
Arun Rajendiran
Michael Lee
Marques Manta
Sai Kiran Rupanagudi
Brandon Horlacher
Lyle Hansen
Justin Hicks
Fahd Butt
Shaun Buck
Ben Malisoff
Patrice Kutz
Christan Crenshaw
Jesse Lind
Alejandra Gimenez
Jim Hibbs
Abhimanyu Kapil
Christian Mayer
Dustin Baier
Nichey Fuller
Mithun Gaddam
Manan Shah
Sunday Whelan
Andrew Dreher
Anshul Chawla
Michael Dean
Rahul Joshi
Zachary Malloy
Roger Carr
Chelsea Lund
Patrice Gregory
Jennifer Lane
Kc Lam
Chris Austin
Robert Thie
Zach Rynders
Akshay Manna
Matthew McKnight-Moses
Dave Waller
Rudolph Serrao

Kristin Whittlesey
Sharri Bell
Ali Abdulla Rashed...
Evan Markowski
Folasayo Olajuyin
Sarath V
Edmund Kim
Melissa McKay
John Gasner
Joan Bowers
Tierre Neal
Tori Dumas
Raghunath Kottamasu
Chris O'Brien
Domenic Gigliotti
George Papanikolaou
Scott Murff
Callen Properties
Rahul Kripalani
Nathan Brewer
Adam Z
Nilesh Dhoot
Suhas Patil
Y Singer
Casher Holt
Ian Krochek
Thomas Winter Aabo
Kids Play Zone
Catherine Lagman
Rigaud Saint Fleur
Kimberly McKinnis
John DeCristoforo
Michael Gross
Kendrix Wilson
Marvin Mitchell
Carlos Parraga
Saravanan Ramasamy
Angel C
Rawee Kambhiranond
Michael Bachtold
Murali Vaidyanathan
Chien Dinh
Paul Averilla
Kristen Leith
Elizabeth Schuller
Karrye Braxton
Amos Lam
Christine Tuller
Chasten Fulbright
Crystal Bey
Wyatt Barrett
Vishal Baxi
Mike Wang
Luis Navas
Mr. Anthony Ndungu
Christopher Leahy
Matt Dryden
Fred Thompson
Jessica Amaya
Ashish Dobhal
Jarek Liang
Eric M. Childs
Emanuel Nunez
Jessica Sinski
Sabrina Wheeling
Zach Click
Gonzalo Drinot
Gregory Silva
Fabian Fueconcillo
Jamal T. Stokes
Pamela Stewart
Alok Gupta

Demar Joseph
John Bankowski
Jon Rivers
Neil Hubbert
Kristalyn Bruno
Majed Elmoneim
Our Goodies
Bhavna Agnihotri
Tejas Trivedi
Guy Walsh
Jennifer Bascon
Shelly Smith
Sujata Mallepalle
Gaurav Shah
Cindy Frost
Dave Shirley
Srikanth Marella
Michael Perkins
Sean Stamouli
Héctor Casillas
Tola Seng
Dario Nanni
Matthew J Vinez
Daniel Nazemi
Collin Foster
Dr. Manthan Jaiswal
Vinod Krishnamoorthy
Maureen McTamney
King Pui Leong
Alejandro Chouza
Marina Koren
Nicolas Duminil
Peter Horton
Reemareem Dickens
Arijit Chatterjee
Amit Kolwalkar
Tzvi Abberbock
Kiel Wilson
Steven T.
Brian Janssen
Anthony Zara
Mark Dailey
Erika Damstetter
Frank Azorian
Frank Johnson
Iman Davis
Ray Blangero
Matthias Wynants
Lance Gregg
Alexey Vasin
Sean G.
Chirag Bhagat
Jennifer Sutherland
Gian Carlo Boffa
Ted Hadjisavas
Brad Stephenson
Sebastien Soler
C G
James Bain
John Kim
Raj-Sachin Bhakta
Tony Russell
Htut Naing Soe
Michael Rodriguez
Rameen Tafreshi
Yuzhu Zhang
Tal Charnes
Manohar Singh
Joe Ferrarie
Yitzchok Adolf
Adam Bollard
Mitchel Wright

Kunal UPPAL
Igor Z
Leena Panwala
Melissa P.
Yunying He
Tokata Tehama
Maru Toyama
Shonal Machado
Zuheir A
Robert Comandari
Shiva Prasad Kodityala
Scott Elder
Frank DeGeorge
Javier Alvarez-Tostado
Gabriel Antonini
Jeff Allen
Jayash Kumar
Daniel Kuhlman
Denise Young
Tapaswy Muppaneni
Mark Del Valle
Lokesh Bhatia
John Roberson
Elroy Tay
Bryan Baki
Alicia Mitchell
Philip Gilley
Brandon Tadeo
Vince Mohan
Jeffrey Crawford
Yousuf Shah
Divya Mehta
Rajesh Kamisetty
Sarah Luu
Cindy Bollinger
Gregory Berry
Amr Elrouby
Kimberly Wilson
Klyde Layon
Rupesh ROY
Salvatore Alesci
Lindsay Scott
Ravi Grover
Cole DeNormandie
Ian Garrett
E W
Nathan McBeath
Manoj Kona
Tejaswini Kancharla
Nathan Duce
Saravanan...
Cameron Miles Wyatt
Goktug Yilmaz
Ankit Gangal
Shawn Teo
Paul Antony
Aanchal Jain
Matthew Sechter
Jacquelynn Remery-...
Maung Thet
Srivatsan Desikan
Rakesh Bhatia
Daniel Lim
Brian Matthews
Taylor Call
Jacob Hargreaves
Jill Morrison
Mohit P
Orlando Andico
David Ngo
Alexandra C
Sarojani Neupane

Jason Leung
Zack Simons
Mike Held
Joe Sherrick
D Force
Damali Dixon
Nishant Pokhrel
Riya Suchdev
Ryan McLean
Robby Kelley
Aum Mahida
S. Bharuchi
Juan Basso
Debojit Mitra
Ernesto Cortez
Alexandru Mincu
Jay Yuan
K W
Brady K
Jins George
Christina Harley
Kelly Curtis
Joop Varophas
Karthikeyan Natarajan
Robert Gimza
Tony Fajardo
Rob Dedich
Chris Berke
Justin Block
Sean Pender
Scott Stille
Cg K
Beth C
Henry Kwong
Draugadrotin N
Kenny Lim
Alvina Lore Lutu
Brian Connelly
Martin Carballo Pacheco
Sanjay Madaan
Raymond Tuscano
Joseph Meyer
Jeff Stone
Saw 21.com
William Shipp
Stephen Catlin
Rohan Bollareddi
Cynthia Alcantara Limperis
Jason Adams
Joshua Heier
Spam Nofam
Ray Khandan
Nelson Tepfer
Michael J. DaSilva
Andrea Couzens
Timothy Stults
Chris Ballard
Soumojit Sarkar
C AN
Samuel Batista
An An
Seiaka Touray
Mahan Shrestha
Scott Kruse
Ebenezer A. Awolesi
Jeffery Gray
Tom Kuhn
Alisa Prestie
Dave Foster
Alison Phillips
Gavin Graves
Candy Marin

Suman Murali
Udayan Parvate.
Mittal Shah
Anita Lin
Sukhbir Singh
Tracy Liberatore
Tore Nogva Maarstoel
Dream Vacations
Nick P
Chris Alexander
Kimberly J. Young
Steve White
Young T.
Bradford Betzner
Thomas Scott
Thomas Szumowski
Tyrone Wheeler
Mitul Patel
Jeyakumar Venkatasamy
Praveen Basavaraj
Mickel Mansour
Taylor Marks
Sam Neal
Anind K. Dey
Lkn Tom
Kevin Crump
Ronica Alexander
Sanjoy Jacob K
Pratima Mazumdar
Ria Corral
Drew Meyers
Jp Tuli
Arthur Yep
Claudia Leow
Joanem Michel
Jake Ruana
Joseph Madel
Chuck Bolland
Mikey Botta
Phani Pradeep Kommana
Felipe Lopes
Jeremy Baczkiewicz
Dan Lah
Austin Mercado
Arunachalam Rathinavel
Andrew Brewer
Ryan Durham
Benjamin Dollowitch
Brian Brown
Ronald Lyster
Todd Fritzler
Aradhana Ghosh
Tom Scearce
Prabhuram Sivaprakasam
David Snider
Brent Shreve
Ariyana West
Andrea Empress
Bo Shim
Aaron DeVries
Constance Ponders
Alif Patel
Joseph Samuel
Steven Korecki (Stev)
Peter Limprevil
Nima Mohseni
Daniel Pogach
Ryan Tone
Shalendra Chhabra
Jyothi Undavalli
Adrian Najar
John Seagroves

Brandon Stein
Alejandro Tort
Andrea Ballesteros
Ben Rickards
Jorge Adrian Garcia
Alex Noonan
Enric Espí Mollá
Onil Maruri
C D
Glenn Short
Allen Selvaraj
Luke Salomone
Karen Davis
Carter Pochynok
Mitch Carley
Leila Williams
Richard Hendricks
Mirshahbaz Seyidli
Shelby Thuruthumalil
Beverly Brown
Lucas De La Torre
Michael Solomon
Marc Stelzer
Riselwyn Melodias
Michael MONTOJO
Jim Buckingham
Jaison Joseph
Rolando Paguada
Zeek Weeks
Raman Adaikkalavan
Nathaniel Graham
Nitin Patel
Gunjan Sinha
Victoria Cabanos
Bryan Linden
Craig Bell
Edgar Brutyan
Samantha Hellenga
Dionne Kendrick
John Webb
Mark Reconnu
Larry E Yoder
Thomas Graf
Michael Plath
Sanjay Pinnock
Eric Svetcov
K O H
Mike Stehly
Todd Allen
Valerie Mathus
David A Schwarz
Stephen Tizzoni
Malachi Prince
Derrick Chavez
Nathan Arthur Kemalyan
Dawn Gile
Austin Keller
Ahmir Green
Victor Aleman
Luis David Chocron...
Randi Jowers Kuns
Tameka Joseph
Willow Adkins Oberweger
Kirti Mishra
Steven Parton
Prashul Shrestha
Tovah Terranova
Vivek Narsimha Dondeti
George Mower
Yashaa Duggal
Rogelio Medel
Jay Patel

Alex Iakovlev
Benjamin Podraza
Jonathan Mosery
Kevin McElroy
Antony Muitungu
Petru Seracin
Kamy Ford
Chris Christakis
Neil Egan
Karthik Balachandran
Talal Alnabelsi
Mohamed Bouali
Bakari Baker
Hector Pascal
Patrick Funk
Eleanor Wharton
Jeff Konya
Reza Gilani
John Curtis
Akwasi Kuffour
Kweku Hanson
Rodney Thomas
Latoyra Adkins
Bill Bateman
Mohammad R Karim
Julian Mayorca
Tony Kwan
Kit Pokorny
Artan Kristo
Nicholas Shin
David Ross Boswell III
Matthew Fouts
Darryl Steven Moore
Jeffery Wright
Tony Yu
Gaurav Agrawal
Brent Moore
Michael Reuben
Dan Petrisko
Gordon Williford
Sandra Euginie Banks
Armando Rodriguez
Charles Kamau
Leslie FERNANDES
Lorenzo Small
Alec Morrison
Michael DeVorzon
Elliot Hinricher
Paul Chastant
Paul DONOVAN
Md Pham
Julius Abraham
Ismael Toribio
Carl Okerberg
Suzanne F Averill
Evelyn Garcia
Richard Perez
Issachar Allen
Alexander Debelov
Nathan Fowler
Gail M Jeznach
Vu Truong
Mba- Akuribila
Rocio Magana
Elisa M Scott
Jalpan Piyush Dave
Bary Gassman
Christopher Muchka
yingli mao
Amy Ruth Cox
Binoy Sanya
Mary Katz

Eric W. Harding
Joanne Tang
Chris Balane
Shareil Nariman
Steven Lo
Rishabh Banga
Francisco Pedro
Paula Simon
Nicholas Roupas
Dominique Mesick
Stephen Herbert
Ruchir Patel
Gus Mestousis
Victoria Murdock
Erin Canedo
Tony Sines
Alexander Christoffersen
Amit RUWALA
Adrien Salomon
Renee Sherriff
Joseph Nedel
Elizabeth Puckering
Samuel Appiah-mensah
Asif Hasan
Youssef Barbour
Evan Blaustein
Alan Leard
Donald W Ketterhagen
Caleb Naysmith
Matthew Temple
Dorothy Louis
Lakeith Lee
Nizarali Jetha
Craig Peters
Amir Hossein Zeraati...
Derek Ferguson
Glenn Russell
Mark Mariotti
Russell Lunceford Appling
Heriberto Joseph Torres
Steven Richardson
Dean Church
Ronald Adamski
Jose Rafael Villanueva
Christopher Economos
Brooke Weinbaum
Thomas OBrien
Tara Schneider
David Johansson
Julio Rhymer
Michael J O'Connor
Ed Hernandez
Raymond Thertulien
B. X.
Leonardo Lemos
Charlotte Platt
Antonio Pusateri
David Arenz
Josh Robinson
Shawn Furman
Robert Valtierra
Ricardo Esparza
Christopher Capuozzo
Mark Matthiesen
Avery Lewis
Daniel Martins
Jesshelle David
Max Life
Dave Strassman
Alvin Pham
Robert Alves
Kevin Roesel

Pulkit Aggarwal
Imran K
Ashley Brown
Christopher Bellucci
Liu Alex
Ankur Bothra
Pratik Indap
Sherwood Byam
Manuel Alejandro Madrig...
Michael Rizzo
Russell Wright
Doug Pottle
Jose Manuel Fernandez
Kurian George
Michael Ramsey
Dr. David Safar
Kalifa Koita
Serge Louis
Kenah Hagan
Jacqueline C Edwards
Richard S Mackin Jr
Jessie Zimmerman
William Kopp
Emmanuel C Osuji
Leonard Wong
Gregory Erb
Walter Tucker
Rupesh Panara
Michael Chinman
Kenneth Udell
Michael Scappator
Jed Karpinski
William Dallas
Rodrigo Braun
Abi L
Jennifer Hayner
James Holsomback
Shawn Mitchell
Melinda Askew
Kristopher Sanchez Morr
Scott Ivins
Joshua Prada
James M Viggiano
Javier Amador Diaz
Paul Lewis
Mark Fletcher
Shawn O'Connor
Md. Zia Uddin
Brittany Behar
Mariam Mack
Jeannette Balleza Collins
Carlton A GIBSON
Arneisha Copeland
James Bailey
Kerry Perry
Brian Quimby
Edward Vincent Blake
Rudy Arbabi
Terry Forde
Edie Summers
Ron Nourse
Sandra M J R D
Connie Harvey
Ravi GHANTASALA
J.J.K. Thomas
Harshvardhan Sanghi
Robeir Gerges
Matt Carr
Gaurang Bhatt
Brian K Lagrange
Anon Ymous
Jay Cobb

Achinthya Soordelu
Joel Maute
Jack Wang
Peter Whang
David King
Karen Scarcliff
Jerry Helbling
Malcolm Townsend
Vince Kingston
Billy Kerechek
Jerry Boyette
Samantha Rosales
Kelly Lee
Blake Hafferkamp
Christopher King
Laisin Lee
Devante Johnson
Alexander Nguyen
Devone Jones
Mitchell Rabin
Joanna Smulska
Aman Bhasin
Christopher Cassidy
Herman Lee Spencer
Matt Landowski
Sankara Naveen...
Paul Breitenberg
Abdou Karim TRAORE
Tracey Williams
Ryan Glenn
Joe Park
Storme Whitby-Grubb
Srikanth Nagandla
Jorge Centeno
Anthony Frank
B G
Nara Lim
T D
Richard J Thomas Jr
T Snow-Cook
Cedrick Clinton
Alex Seleznov
Mitchell WARD
David Sundmacher
Randall Rosfeld
Trenton Vargason
Homer Hanna
Patrick Amisi
Kent Ross
Reggie Ryan
Patrick Baumberger
Trina Y Smith
La Quin Blakes
Elizabeth Bartee
Richard Grey
Laurence D Pearl
Allison Leighton
Gail Penha
Madusha Hikkaduwage
DI T
Monday Anigboro
Amanda Connolly
Igor Tsukerman
Ross Dillon
Scott William Jagoda
Tocka Ayman
Shelia Knox
Ana Maria Bubolea
André Sager
Arthur Klimczak
Richard Gagnon
Moonshot DisruptX

Kalyan Siruvuri
Jim Denver
Fr. Brian Needles
Hector Zounon
Mia Phoenix
Joseph COON
Stan Shumway
Jordan B
Laxmikant Agrawal
Shrikant Latkar
Bernie Gaumer
Richard Floody
John Tourtellott
Sheila Logsdon
Vliss Ahyoka Shamanse
Jose PEREZ
Marissa Rice
Joshua McGrath
Priyatham Kommula
Sarah Albaiz
Harshkumar Patel
Preston C Foster
Ernst L Moise
Ankit Tanwar
Kanaiyalal R Madhvani
Jami Lynn Hutchins
Dan Daugherty
Adam Sternberg
Bradley Wolff
Mark Anthony Ana
Brian Andrews
Paul Charles Knudson
Hard Knock Collective
Chut Sombutmai
Nelsom Catarino
Carlos Cruz
Patti Miller
Karla Langhus
Alexia Rivera
Senthilkumar Murugan
Ingrid Grimes
Megan Quinn
Kishore NANDYALA
Laura Bogaard
R Romeo
Andy Saylor
Swami Bhattar
Oscar Ramirez
Tanya A Croxton
Charlie Ussery
Axel Olivella
Sean Smith
Nick Reskin
Terry A. Suggs
Angela Herbert
Justin Barker
Omar Sharieff Bailey
Tiffany McClary
XAOS Tech
Felicia Mhlauli
Nikhil Raj
Woozy Bish
Bob Ball
Bulent Gunduz
Bridget Gray
Olugbemiga Oladokun
Brennon McCoy
John C Casarietti
Thomas Punnamattathil
Saran Peddinti
Mario Hernandez
Daniel Estes

Jay Patel	Mory Katz	Kevin Boeser	Jay Cobb	Moonshot DisruptX	Daniel Estes
Nick Holmes	Doug Ward	J Linder	Carla Harding	Fenil Patel	Kristyn Ream
Sir Bews	Shalom Schechter	Thomas Wolf	Konrad Figueroa	Michael Magee	Michael Kawashima
Stanley W Tyler	Kelley Roberts	Zola Marie Mumford	D Juan Steen	Tyler Lea	George Turnbull
Randell Clark Smith	Monty Boland	Arul Thiyagarajan...	Ibanessa Hogan	Dorota Wisla	James Cheney
Kurt Wise	Blake Wright	Omar Gutierrez	Travis Juntara	Gregory Cabral	Frederick Felter
Eliot C Jensen	Ben Muschlitz	Emilio Rodriguez	Raymond Walshe	Eric Pearlman	Rivaldo Valdes
Dipkumar Mehta	Josh Chaise	Sony Pauly	Philip Fraher	Otis James	Matthew Sumpter
Susan Kadera	Michael Jones	Shandi Mullins	Paul Weissmann	Ron Shelton MD	Edward K Brown
Henry J Gardner	Ray E Foster	Terrence Rosenbalm	Baqer Ali	Kenneth N Anderson	Vince Kozlowicz Jr
Shibi Peter John	Carlos A Gomez	Roxanne Little	La Senia Dickens	Tyler Mahoney	Gregory Imbrie
Ana Henry	Greg Frehr	Cory Brooks	Adam Gomes	Sabina Loving	Terry R Sellers
Aaron Morgan	Kevin Breen	Marlon Cook	Constantina Baldwin	Christopher Castle	David Wang
Ava L	Chris Gerloff	Digna Mejia	Jennifer Kately	Mercedes Castiel	Amy Boyd
Peter Leung	Vijay Singh	Ashley Cannon	Allen B Watson	Shadi Shahouri	Jenna Haydon
Margaret Ann Brown	Rogelio Grant	Michael Cutts	Stephanie Schultz	Scott Brownlee	Lee B Thackwray
William J Shelmon Jr	Martin Volpe	She Sha Co	Dr. James Lewis III	Gerald C Brown	Henry Roy
Bryan Le	Alixon Arias	Steve Fanchiu	T Yigo	Michael Shepard	David Brate
Thomas Mills	Andre' P. Fournier	Rick Wayne	James Williamson	Pragadesh Subramaniya...	Perry WATKINS
Michael Ward	Krysta Stiles	Daniel Hess	Subhodip Maulik	Michael Schneider	Sheila Go
Josh Chiang	Chacko Kurian	Hani El Hassan	Howard Mariteragi	Mike Diaz	Jerry Eisenband
Eddie Tiru	Jennifer Mahoney	Tyrone Riley	Eliza Velasquez	Srinivasan Chakravarthy	Ana Lederhos
Frederick Reed	Arjun Saravanan	Caroline Saunders	Thomas Caden	Liling Tan	Selvetsa Miller
David John KRAFT	Brian Cocos	Gabriel Montero	Fred Mcwhorter	Stephen Michael Katz	Marilyn Bajeux
Olukayode O. Awosika, MD	Ilelabayo Olusegun...	Jenny Spencer	Steven J Schwager	Monjit Guram	Brian T Mello
Daniel High	Munshi Abrar	Peter Walsh	Leonard L.	Ridesh Kumar Kumaran	Galen VanRoekel
Catherine Milovina	Shabbir Malbari	Leo Yang	John Reid	Winston Farrow	p Pet
Melissa M Hereford	Michael P. Grogan	Sara Hoogeveen	Carrie Jones	Sivasankaran Munuswamy	Landy F Labadie
Siri Deva Singh	Lucas Brace	Andrew Scofield (Andy)	Keith Moore	Rob Carvey	Andrew Bembry
Tobin Koshy	Blossom Toussaint	Duy Anh PHAM	Cornelius Sheridan	Daniel Rashid	Gabriel D Hostalet
Abhijeet Mukkawar	Dan Giuliani	Wendie Zeller	Jorelie Anne Guirao	Danny Shin	John Adam Linen
Lydia Kimani	Paul Lovejoy	Cory Maddox	Matt Everitt	Joseph Fernando	Kathleen Voelkel
Mario Adames	Fred Collins	Benjamin Israel	Wendell Shortt	Michael Tessitore,jr	Ronald R Smith
Dionicia Aydee Erle	Ed Chavez	Francisco Sebastian...	Rick Dyer	Ryan McCourt	Luke Henry
Ritchie Jatico	Jonathan Bailey	Juan M Barragan Rodriguez	Victor Camino	Nandini Bhattacharya	Luisa Cueto
Vasiliy Baranovskiy	Arya B	Darrell Jones-Bey	Gregory Stratis	Prakash Bhambhani	Scott Seab
Ryan Murphy	Carsten Fitzner	Tobi Atanda	Linne Belcher	Garcia Milord	David Van Osdol
Daniel Janiga	Kurt Baker	Betty Pacheco	Leon Boykin	Joris Hogeweg-Lek	James I Daniels
Gerard Armstrong	Emily McLean	Sunny Kumar	Brian Siembor	William Dixon	Ching Goh
Vishal PATEL	Robert Kohler	Derek Bergeron	Kenneth Kits	Brandon Kaczmarski	Ankur Mittal
Richard Crowgey	Christopher Turner	Ngoc Phan	Annie Hoang	Ian Kell	Brooke Thompson
Paulo Bechara	Christian Horton	Venkata Vamsi...	David Cohen	James Coleman	Franco Parente
Leonard Davis	Ramon Treminio	J. Bradford	Marque Broussard	Michael S Levesque	Michael Shinkonis
Robert Nissen	Michael Sandoval	John Waisanen	Michael Turner	Abhijit Kulkarni	Brett A Floyd
Tara Smith	Boingo Man	Lucian Lucero	Akilah Beckles	Amy Hall	Dennis Savitsky
Rob Patti	Rekha Anupati	Rob Warmka	Tony T. Graves, Jr.	Todd Hovanec	Vivek P
Jeff Mettert	Joseph Samuel Wempe	Zimasa Kahla	Harshit Shah	Shawn Finney	Linda Bosch
Beth Greaves	Bryan Cooke	Louise Pasciuto	Joshua Ryan Rusk	Harry Awdey	Ziya Kulluk
Diane Alianiello	Prashant Shinde	Vitali Rozynko	Clement Coignac	Margi Shah	Carrie Finch
Shaya Weinberger	Saurabh Gajjar	Ross Ludwig	Kevin McGowan	Michael Stehly	Michael Lutz
Visakh Ponnuru	Jeffrey Arnold	Cinthida Chai	Paul Seraphin	Eric Ayala Rodriguez	Morgan Fine
Ariel Rosa	Anne Gorla	Shaun Nestor	Brian Cullins	Justin Ishikawa	Sheena Mak
Michael Kuhn	Jorge Montes	A V	Louis Dilonardo III	Brent Lee Motley	Navdeep Talwar
Harley Ratner	Henry W Gosselin	Craig Delligatti	Dennis Diaz De La Cuesta	Crystal Parker	Terry Wang
Dhirendra Subedi	Elissa Ha	Ezequiel Morsella	Federico Pichetto	Sean Kosciuszko	Jerry Antoine
Nadia Sherman	Krishna Chakravadhanula	Alley Cats	Jason Michael Smith	Shankar Kumarasamy	Ross Bouchard
Nick Majuri	Sandeep Reddy Kothapalli	Dennis Correa	Maryam Khalifa	Daniel Smith	Manoj Porwal
Trinity Callison	Damion Bryant	Erin Foley	David Bryan Cohn	James Muysenberg	Jodie Katahara-Stewart
Jeremy Knight	Matthew Kresse	Sridhar Boddula	Adam Rivette	Eugene Olivares	Noel Javillonar
Michael Hart	Kevin Ikechukwu Okoli	Mareinne Claridad	Jocelyn Baun	Olivia Carter	John Oulton
Mark Shumate	Felip Mentor	Jayme Hensler	Jason O'Day	Angela Heavner	Adam Solomon
Fardous Sabnur	Leo Navarro	Chance Tolbert	Trung Nam Ha	Edward Tappan	David Gaipo
Balachandar Gara	Katalin Demitrus	Danielle Ruess-Saltz	Jose Maria Lorenzo...	Shaun Gentry	Collin Shanks
Lucas Chen	Tianqi Zhao	Steven Bykowicz	Clifford Callen	Rachel Smith	Lawrence X Payne
Alexander Howard	Robert J Wortmann	Eugene Oile	Chris Shepherd	Vivian Ajaero	Carla Hintz
Anshul Jain	Eric Kho	Syed M Hussainy	Audrey C	Tyrance Corbett	Alexandra Weissner
Sungmi Kim	Albertus Alvin Janitra	Maria JoneS	Thomas Schweppe	Kristi Hayes	Anthony Julian
Ryan Webber	Wayne Hughes	Baha Alqam	RP Realty Holdings LLC	Andie Hodge	Curtis Holden
Ebenezer Joseph	Szilard Horvath	Surya Vemuri	Andre St Gelais	Maxine Williams	Manu Dharmaiah...
Daniel Pflug	Jeffrey L Simerman	Hindemburgo Medeiros D...	Manish Thakrar	Marie Antoinette	Brian Kubacki
Nasser Ali Al Hamdan	Mary Sama	Joseph Mbacham	David Pinto Diez	Tania Griffith	Mario Gonzalez
Chad Patnode	Mark Veilleux	Nam Lam	Carlos Arana	Kartik Potukuchi	Heath Primm

Stephanie Mae Staples
Catherine J Cooper
Bryan Seabrook
Marie Jones
Katarina Smolcic
Mike Pang
Simon Timms
Kyle Shugart
Steven Wilson
Brent Frank
Ola O
Scott Louy
Jimmy Black
Fabiola Z Fontaine
Anthony Miller
Jeremy Greenblum
Tuhin Ghosh
Peiji Chen
Stephen Schreiner
Geoffrey D PELLAK
Bharath K
Shoaib Bharmal
Gabriel Dietsch
Brian Vicuna
Delores Wielzen
Steven J Alessandro
Garrett Vargas
Eliana Schleifer
Greg Palk
Angel Michel
Dionne Tennant
Trung La
Lukasz K
Philip Chen
JD Gu
Hector Javier Rodriguez
John Cochran
Joel Roy
Claire Cramer
Judith Rivera
Rachelle Zapanta
Steven Melmed
Rose Aono
Thomas Sew
Karen Robertson
James Buie
Nici Hofer
Milovan Kovacevic
Michael L. Valenzuela
Kingsley Urakpo
Nicola Lopes Da Cruz
Shivan Oudit
Curt Niesen
Michael Galbus
Shanker Bhagvat
Prasanth Gogineni
Janine Helen Swedberg
Andrew Chen
Vijayakumar Aluru
Darrell Anderson
Jiguang Zhang
Pete Singer
Craig Johnson
Matthew Ronen
Venugopal Uppaluri
Michael Squire
David Averett
Bradley Jacoby
Robert Diez
D Hung
Minh Truong
Bogdan Oanca

Chidambaram Muthappan
Taurik Haddad
Andy Chan
Christine Yoo
David Zilberman
Edward Bush
Fahad Mudassar
James Falcone
Tammy Wong
Ashish Patel
Raj Naren
William Gray III
Senthil Vaiyapuri
Nataly Briceno Guerrero
Karl SANDSTROM
Alain Kouadio
Leonardo Billiani
Brian Rabon
Ahmar Masood
Corey Vo
Neil Sweeney
Jacob Staszak
Lakiea Wright
Andrew Baker
Robert E. Marshall III
James Li
Eric LARRISON
Sudhir Adhikari
Seattle Guy
Boris Alexeev
Parminder Singh
Anuj Kathuria
Tom Colgan
Timothy Darmafall
Samuel Sysum
Fayez Najeeb
Ryan Olaguer
Amber Preziosi
Jerry Ruis
James Yeakel
Khalil Muhammed
Kelly J Milan
Darren Wong
Melissa Hurley
Jaime E VACA
Kushalappa Ponnimada...
Leonie Wedderburn
Al Shaw
Ewelina Zielinska-Thomas
Howard S Williams Jr
Michael James Shea
Michael Fullman
John Fagerholm
Priyank Vora
Eddie Rivera
Susan Clark
Viren Jain
Hersh Choksi
Vaishali Pannu
Brian Korn
Igor DaCruz
Gail Goren
Anand Ahuja
Chii Liang Wee
Joseph Buono
Danny Passmore
William Kaufman
Scott Chaves
Thomas Otto Huber
Erin Christison
Gregg Elzey
Jonathan Cudnik

Jason Baldwin
Rafael Rivero
Paul Miller
Vic Bozzo
John Magee
Ethan Alger
Michael Lander
Michael Gust
Celestine Kan Sutton
Michael Cramer
Tracey Sullivan
Varun Penjuri
Alberto Jurado
Vishal Banthia
Sajjan Gundapuneedi
Dustin Starbuck
Gary Safran
Amy Kirby
Marc Grella
Dhaval Patel
Dan Senkler
Michael Harkness
Sandy Clark
Victoria Lerner
Jon Rich
Ali Abboud
Adam Fornal
Eric Barba
Allison Smith
Victoria Wilbourn
Samantha Weisz
Drake Sanderson
Aaron Tang
Brian Gentile
Aju Thomas
Alexandru Gorceag
Jose Lemus
Jack Earley
Rikard Wind
M Hackett
Harish Kakkerla
Graciela Martinez
Dale Klimek
Dushime Thierry Uwitonze
Sachin K Pradhan
Janet Coderre
Nelson Torres
Uzima Namegabe
Molly Wilkins
Lemuel Webb
Neil Dobrovolny
Anthony Gomes
James Meyers
Tina FINA
L P
Nigel Jay
Jesse Wayne VIERTHALER
Scott Furbershaw
Weston Fraser
Philip Gong
Ben Langford
Derrick D NEAL
Wen Qiao Li
Eugene Liao
Todd Bursey
Tavleen Kaur
Glenn CAMACHO
Brian Tajo
Chris Wade
Harikrishna Nalajala
Simon Grant
Minh Chau

Steven Braswell
Carrie Davison
Dawnie Csipo
Cigdem Tschappat
Ar Ze
Eric DiStasi
Ramses Perez
Erin Corwin
Susan Marie Justin
Cynthia Falzarano
Kathleen Bennett
Nicolas Lonfat
Ming Wong
Keith Stiggers
Tracy Wright
Julian R Harrison III
Marco Sanvido
Matthew Finnie
Christopher Obie
James Darnell
Jean Erick Vounzi
Robert Rumage
Frank BRISCOE
Charles Eric Brodnax
Edward Kelly Medlock
Larry Hall
Tim W Moegen
Isaac Gelbfish
Claire Sierra
Jasmina Nuelle
Thao Zeng
Jonathon Hanna
Amanda Hutchens
Brad Cook
Homer E Parker
Chiragkumar Patel
Sunil Kurup
Mark Gessner
Rasline Jose Thomas
Jennifer Crook
Devarshi THAKKAR
Sara Buscemi
Jerome Chapman
Mark Cappelletti
Isabel Arvelo
Lipsa Sarangi
Shawn Reynolds
Lisa Warburton
Jeet Madeyanda
Sidney Clyde Campbell Jr
Bhanu Jakkaraju
Danny Lindley
Dave McNabb
Tina Fina LINEBACK
North Apples
Srinivas Karri
William Lee
Jeff Barlow
Ardella Conner
Shannon Cox
Brian Needles
Seshadri Das
Hiren Soni
Cyrus B
Sachin Goel
Vitaliy Dubinskiy
Colton Rishor-Olney
Daniel Walz
Brian Stephensonn
Johnathon McGill
Shreyas Patel
Kecia Brown

Michael McKenna
Chris B
Matt W
Vijaya K Dasari
Paul Stephen Lozano
Tobiasz R.
Km RASHID
Scott Borlace
Alan Skerratt
Greg Szeszko
Dacia Ruussell Goman
Shankar Subedi
Venkatesh PremChandran
Lisa McGuire
Ron Duzenski
Bryan Smith
Leland Y S Lee
Robert Latimer
Joseph Roman
David Chase
Eric Evert
Bryan Draughon
Gil Perez
Kevin MILLER
Joseph DeSalvo
Steven Klobucarich
Santhoshbabu Kanuppa
James Hadnot
Jordan Schildcrout
Erik Bueb
Jinhwang Lee
Christopher EASTER
Brian Bordieri
Todd Lum
Lindsay Cady
Manuel S Rostran
Herrera Family
Timothy Dillon
Madhukar Patibandla
Ravinder Chauhan
Lionel Clement
Jason Korn
Ronda Miller
Janine Waller
Rajshekar Iyer
Daniel Wade
Winslow Moran-Hodge
Mohammad Shaddad
Kritti Prasertsakul
Paul Paris Jr
Mark Slobodnik
Wade Phillip Radcliffe
Bart Staker
John Bailey
Thomas Sleeper
Kevin Jeffers
Marc Wüerttemberger
Jason Lynn
Allister Gibbons
Chad Thompson
Michael Eatmon
BLUE MOON FUNDS LLC
David Scheiffele
Hamed Parhizkar
Julie Kafka
Shawn Walters
Steven Kelly
Derek TIMME
Patricia Carmichael
Ronnie Vang
Jonathan Hillard
Shailendra P Singh

Robert Bayne
Greg Martin
Bir Singh
Zinnia Chew
Jack Lawson
Evan Spencer
Brianna Richards
Jaggi Neeruganti
Sajeed Nadaf
Ainsley E Jones
Homer Allbritton
Yusooff Allian
Lisa Dowling
Hans Robert Heim
Umesh Mallya
Bradley Stiles
Jorge Murillo
Leny Philip
Jeffrey Tolk
Nolan Neill
Perry M Chappano
Kyle Bonnell
Satya Penmatsa
William Thai
Tom Tucker
Vishal Gala
Anthony Olson
Varang Parikh
Erik Branting
Erik Anderson
Jeff Young
Eric Glynn
Joseph Lee
Mona Langford
Mario Licciardoni
Adam Palmer
Nancy Smith
James Bowerman
Kareem J. Watts
Joshua Dennis
Crystal Morris
John Obodozie
Renee Gauze
Ruban Ebenezer
Gerald Parker
Keenan Hinson
Writamvar Bugga
Cory Cheung
Janet Kay Herring
Joseph Aaron Garber
Stacey Tavani
Doug DeVries
Brian Foy
Sreekumar Subramanian
Daniel Sigurdarson
Alexis Mcconnell
Tuan Nguyen
Jeffrey Friedman
Raymond Khoo
Michael Molony
Manish Thakrar
Tom Schotland
Bryce Litwin
Rodrigo Lopez
Leyra Pelicano-Goers
Josh Mccook
Carolyn D
Harbinder Sidhu
Todd Lance Reaska
Don Jones
Justin Williams
Aiyannah Edmonds

Sreekala Balasubramanian
Amy Cheng
Erik Fischl
Thomas Voeller
Joseph Hancock
Stephane Kassankogno
Ilan Arlin
Zackary Adams
Drew And Julie Santaniello
James Remsing
James Moriarty
Walt H
Waunetah Goins
Rashmi Gante Mohan
Kyung Chul Heou
Michael Roche
Jennifer Crawford
Vanessa Hodgson
Harrison Gould
Tim Dyck
Maciej Rumprecht
Lance Zink
Miguel Sandoval
Andrew Bencomo
Ning Tai
Mary Jee De LEON-...
Donna M. Meyers
Khiry Abdullah
Matt Boshoven
Brian DENNEY
Philip Tsai
CJCJ Investments, LLC
Rulon Johnson
Tricia Kruchten
Jon Hipp
Melinda Alleman
Satish Kotamraju
Nantagya Michael
Curtis Keen
Abigail Francis
Hamzah Al-Daoud
Christopher Haase
Janice Soriano
Kabirah Shabazz Taylor
Emory Allen
Shanglin Zou
Jonathan Hoams
Ruby Buch
Craig Pickard
Chirag Thakkar
Enrique Franco III
Celeste Sales
Christopher Marino
Jennifer Rose
Sheila Parker
Bryce Hernandez
Alejandro Laza
Shawn Roman
Kenneth McCormick
Brian Davis
Frederick Anderson
Kristopher Ryan Kagan
Marlon Oliva
Melanie Bowling
Jacob Nouriel
Drmatt Vinson
Marc Georgalas
Eric C
Steven Villarino
Jeffery Jackson
Steve H
Iswahyudi Chandra
Wayne Lamb
Gaurav Gupta
Chris Phillips
Randy Rakowski
Robert Bigio
Mike Breighner
Winston Tieu
Donald L Shapiro
Hattie King
Patrick Antonelli
Brett Allen Poling
Eric Mills
Enrique TALAMANTES
Debbie Pryse
Lydia A Baugh-Brooks
Rick Cherry
Jacob Booher
Antonio Matos
Desiree Tollis
Matthew DeVorzon
Josef L Norsworthy
Sonimon James
Kevin Letz
Susan McKenzie
Angelique Blair
Mark McCluney
Igor Maraszek
Edwin Davis
Elicia Felix-Hughey
Bret Starkweather
A G
Keoni Chang
Yorsman N Guatemala
Steven Sorenson
Susan Levich
Constance Bacon
Eric Sun
Tom A
Carol Reichard
Richard E. Dase
Rachel Leduc
Abner Musonda
Christopher Van Anderson
Caitlin Mencio
Velerie Lynn Duette
Timothy Mozell
Allyson Ward
Neal Anderson
Rajesh Namile
Mathew Wu
Josiah Brand
Darryl Brown
Rami Abdel-Sayed
Johanna Thorpe
Holly Brown
Arthur Ranjit Jayemanne
Amy T. Roetschke
Rebecca Abrams
Ken Young
Rachit Pareek
Kat Lyons
Kathleen Lever
Jason Fox
Marichelle Lizardo
Aaron Nelsen
Debra Rose Newton
Adam Elliott Davis
Anita Bein
Chris Murray
Inigo Monreal
Andrew Sain
Rick DeVoss
Brandon Hargroves
Ajit Patel
Sherri Harding Daley
Mark Isackson
Debbie Lightfoot
Kishore Masand
Joshua Santola
David Woods
Matthew Siegel
Vivian Yip
Claudio Marroquin
Pam Flanigan
Melissa Givvines
John Tomlin
Paulla Fetzek
Steven Fritz
Joseph Favretto
Narahari Sri Venkatesh
Joshua Cuaton
Karishma Shah
Peter HAUGHT
Shailesh Vachhani
Reid Turner
Florence Yang
Matej Sulc
Talanna Ruffin
Sandra Carson
Michele Dougherty
Kaitlyn Nieves
Max Ash
Phil McCauley
Randy Leo Vittetoe
Marc Anthony Alanis
Shaun Sharp
Stefan Georg
Kevin Tom
Rebekkah Koerner
Edwin Reyes
Andrew Chukwura
Dan Day
Sheila Hill
Richard Hodges
Andrew Stone
Chandrakant Patel
Jason Jalbuena
Rohan Manudhane
Brian Tajo
Ankit Patel
Michael L
Matthew Mullane
Anand Kumar
Matt Burkhead
Adam Joseph Rawlins
Arturo Trotman
Yijing Zhou
Karthik Balakrishnan
Wasee Fenix
AmyLynn Morris
Zachary Wilkes
Saurav N Kayastha
Casandra Kennedy
Charles Brosemer
Betsy Santos
Didac Fernandez Girona
Glenn Jackson
Alimat Adebiyi
Michael Hamilton
Lynette Braxton
Erica Miller
Benton Adams
Richard Yan
G P
David Angulo-Zereceda
Neely Miller
Bradley S. Schrott
Steven Edwards
Kevin Turneau
Garrett Jones
Joseph Edward Clark
Mark A Register
Ian Storm
Jomy Davis
Natalia Ruiz
Indo Chohan
Michael Alonardo
Thomas WILDER
Marlisa J
Jason Ross
Sreenath Reddy
Alvin Butler
Naftali Zvi ELIAS
Jason Pridemore
Solomon Shin
Daniel Simonds
Vijay Mali
Monica Calzada
David Kroll
Mitchell McGuire
Masih Sadeghi
Matthew Landau
John Owen
Ronald Verne Trout
Tiffany Pollard
Jason M. Anderson
Mark Morasch
Michael Ritchie
Maria Nguyen
Bryan Llobrera
Gregory T Galvani
Wassim Abourjeili
Vaughn Swartz
Cameron Lowry
Mark Smith
Brian Fais
Kenneth Brumfield
Vivek Desai
Azriel Yosef Grossman
Harun Duygulu
Andre Walker
Jennifer Keen
Andrea Berens
Brennan Jeffs
Shawn Tuckett
Daniel Annis
Muhammad Suleman
Tim Partin
Joseph Wicks
Eladio Suero
Jake Johnson
Eric Stollon
Dawn Ridz
Padmaja Vutukury
Daniel Robert HIGHTOWER
Philippe Monfiston
Glen Zimmerman
Chukwuoma Ngoka
John Allen Arnold
Brian Orges
Aline Galimberti
Michelle DeChaud
Sivakumar Karuppiah
Emmanuel Bruno
Andrew Dill
Lawrence Kasten
Shailendra Kumar Tiwari
Jason HORVATH
Zach Tobey
Igor Budiyanskiy
Eric J SCHRADER
Jin Liu
Robert Boler
K Kaiser
Diane Le
Laura Speck
Shannon Fang
Kyle Carter
Jorge Marcelo
Sudhakar Tadepalli
Mark Jakeway
Laurence Lapomarda
Nasser Ansari
David McDevitt
Kevin Harris
Delmar Christian
Ron Graham
Carlo Alberto Schon
John Davidson
Johnny L MCDANIEL
Gilberto Ramirez
Paul Straub
Ralph Pawlik
Ganesh Lakshmanan
Douglas Huber
Leslie Capps
Faisal Rehman
Brandon Alexander Nieves
Angad Kamat
Andrew Read
Mathias Blot
Jonathan Akhavan
Charles Cho
David Schlueter
Thomas Parsha
Andre Delport
Brett Borland
Chris Brennan
Prathap Chithapuram
Bhavani Vemulapalli
David Bower
Jim Boyles
Rick Strauss
Ken Tran
Mohit Pavecha
Robert Mc Garvey Jr
Ryan Liu
Chanoch Rosenfeld
Kristen Johnson
Geoff Stewart
Autumn Head
Juan Serrano
Nathan B
Kevin S
Sushawn Nag
Ravindra Kumar Porwal
Lance Hartford
Rayshad P. West
Kishore Anjaneyulu
Khalid Tantawi
Stephen Akwetey
F Bell
Eyricus Hudson
Ashish Deokule
Richard Drage
Zakary Kessler
Artie Leary
Christina Hardy
Ateusa Z Salemi
William G Schlavis
Amy Walia
Mark Peng
Helena G Rice
Pete Brown
Charlene Gallozzi
Thomas Carroll
Rosann Zhao
Kelly Marquardt
V S
Brett Scantlebury
Vivian Bailey
Michael Dreyer
Brian Slocum
Matthew Stahl
Rajat Gupta
Randy Slaughter
Gagan Singh
Ferdie Parawan
Joshua Ginsburg
Aaron Thompson
Tim Mulholland
Harold Davidson
Gordon M
Scott Furgerson
Robert Mark Hough
Viena Hernandez
Randy Gelner
Earlando Oliver Thomas
Sarah Hussain
Jestin Alancheril
Greg Goldstein
Cassie Nero
Daniel Cardenas
Chandler Smith
Miguel Ruiz Jr.
Bryan Whitlock
Dalton Smith
Neal Weiss
Erika Garibay Malanowski
Wesley Bensing
Ruben Aghazaryan
Mukesh Gupta
Kirby Townsend
Neil M EAKER
Rickey L Anderson Jr
Dirk Minnebo
Robin King
Greg Brown
Matthew Rostermundt
Kevin Cools
Kaushik Vira
Keith Stringer
Maria Fe Pacres
Nicole Sapienza
Arminder Singh
Kevin Kwon
Marcus Tyler
Julie Lam
Mike Newman
Gary Jones
Clarence Elijah Langley III
Adoude H Bouabey
Pavankumar Neeli
Luke Swanson

Michael Carr
Giselle Elias
Scott D
Michael Roegner
Chetan Chheda
Owais Iqbal
Heidi Hass Cash
Joe Seenauth
Tom Paynter
Steff L
Yogendre Kumar Patel
Jamie Dillender
Nissanai Sonauta
Ahsan Riaz
Gautam CHAUDHARY
Wilfred Cabahug
William Wollitz
David L Smith
John Freund
Timothy Chiu
Sarwesh Kumar Singh
Jason Ross
Christian Rupp
Stanley Piekarz
Christian Barilone
Noelle Tevis
Mike Szabados
Dale Bower
João Bernardo Cardoso D...
Michael Whitaker
Vince Tang
Rodolfo Flores
Lee Ann Carrière
Sandeep Enaganti
John Melia
Eric Scala
Linda Mc Lain Schmidt
Kristofor Carson
Sainathan Loganathan
Lee DAmore
Shadeed Willis
Vijay Mariadassou
Joseph Nuyen
Cheryl Ricketts
Mandar Mirashi
W Kim Colich
Abby Cosentino-Boehm
Wendy Snyder
Joseph Spiker
Khanna Kakarla
Don Whittington
Manoj Desai
Ramon Beltre
Elizabeth Anyaa
Arnob Hridoy
Joseph Loofbourrow
Mark Visk
Olof Cannon
Brian Morris
Christopher J Kirk
Francisco Ramirez
Leslie Okonta
John Schmidt
Chad Berglund
Sydney Hayes-Roc
John Hoogesteger
Tanya Savas
Julie Anna Fuller
Cameron Carter
Dion R
Manoj Shrestha
Tim Angle

Rini Francis
Richard Wood
Sridhar Dhanda
Tom Anderschat
Paul Chilana
Jim Guy
Isaiah Flemings
Ramesh Gummadavelli
Saria Kabbour
Liju Varughese
Darren Southard
Raj Kumar Khadka
Patty Stratton-Poulin
Anthony Rullo
Kaniz Mahdi
Timothy Lee
Donatus Uchenna Okoro
Stephen Davis
Deepak Padmanabhan
Greg Heath
Aaron Kullman
Marc Doyle
Jon Olson
Shalee Lehning
Alan Knox
Jason Ailster
Evan W Moniz-hole
Sk Mamun Ur Rashid
Neeta Joshi
Ombretta Di Massa
Steven Groulik
James Riley
Johannes H Breedt
Kenny Klaus
Chris Hill
Raghavendra Reddy...
Jason Poling
Matthew Hiatt
Christopher Eggert
Borislav Kavlakov
Steve Mussehl
Esther Wong
Cara Butler
Tom Rotkis
Pk Shrivastava
Abe Kim
Raphael Monroe
Derek Hagan
Pamela Chamberlain
Kelvin Gitonga
J Alonso Castaneda
Evgeniya Salivonik
Jeff Sobczak
Scott Mendelson
Sunpreet Tandon
Joseph R Iovino Jr
Chun Chin
Walid Abboud
Peter Lebedev
Russ Rosenzweig
Philip Conway
Erika Divelbiss
Jeffery Swartout
Jeremiah Sherman
Terry Baker
Ronaldo Pina
Peter Sellers
J Jameson Julyen
Russel Sommers
Jarron L Glenn
Austin Kennedy
Vicki Stokes

Staci Nally
Babatunde Almaroof
Regneel Prasad
Garrick Thornton
Charlie McChesney
Cathy Latty
Daisja Mae
Mike Arabas
Darshit Parikh
Phil Saporito
Anil Bikram Shah
Krishna Woods
Rajeev K Ponnusamy
Gaurav Goel
Azim Jivan
Nikita Hurkadli
Benjamin Malinsky
Tatsuya Kaihara
Oliver Huslid
Max Bastow
Greg Margulies
Kirk Nast
Paul Nottoli
Hannah M Vergossen
Rakesh Bantu
George Fernandez
Dilek Yavuz
Michael Jay Parker
Michael Peters
Jenna Shapiro
Matthew Fischer
Sarah A Lipkin Sularz
Corben Young
Felicia Wheaton
Alexander Skripnik
Rory Moore
Aneel Gogula
Troy Jensen
Joju Eruppanal
Enoch K
Gurram GOPAL
Matt Waltz
John Colelli
Lamont Brown
Jasdeep Singh
Justin Shumaker
Vanessa Garcia
David Glassman
Andrew Goscinski
Benjamin Benish
Stephen Hales
Saskia Lao
Tim Beyl
Donna Bynum Cathcart
John Seiferth Jr
Anudit Pahwa
Angie Hinson
Jennifer Thurston
Travis G WRIGHT
Randal L Shumaker
Kathleen Khem
James Donald Hendricks
Maciek Ziolkowski
Eric Sutton
Adam Roth
Grayson Daffron
Edye Hahn
Kristi Hubbard
Mai Murray
Brian Parshall
Taylor Haby
Tim Sparks

Cipriana GONZALEZ
Jeffrey E Brink
Mike E
Sumiahty Sumiahty
Lyncan Williams
Cindy M Hertz
Badri Prasad
John Kennedy
Angel RAMOS
Nishant Shivdas Bochare
Cheng Cheng
Teja Penumutchu
Jonathan Kim
Christopher Webb
Palanisamy KK
Yuan Chang
Chris Hoss
Ralph Gorham
Jabari Morgan
Ernest Yamamoto
Edin Ramic
Suresh Hatti
Oli Martin
Alexander Lenis
Trevis Joseph
Michael Walker
Quoleshna Elbert
Christophe Martins
Harold Wall
Keith Riddle
Antonio Hipolito Martinez
Amanpreet Kapoor
Josie Lopez
Jeremy Scherer
Alex Ladysh
Josh Jacobsen
Grant Yu
Suraj Soni
Stephen Yoskowitz
Dennis W Lites Jr
Kiran Gonuguntla
Wei CAI
Dan McCormack
Stu Sleppin
M P
Gaurav AUDIL
Esther Morris
John ONeill
Michelle Lai
Gay Gutman
Aydin Tabrizi
Ankur Jain
Luther Yee
Douglas Tarnowsky
Steven Johnson
Debbie Laux
Jason Chin
Eric Marshall
Daniel Concepcion
Glennetta Johnson
Craig Brock
Indervir Sangha
Mark Everingham Jr
Jonathan Higgins
Quentin Morgan
Devon Libran
Claude Greenleaf
Maxwell Sussman
Andrew Dankiw
Jacek Cieply
Michel Guex
Cynthia Frias

Christina Cueto
Madhu Gowda
Kishore P
Ben Moscovitch
Kory Clayton
Michele Flagel
Kiran Kattakindi
Don DeChant
Hadi Halabi
Michael Gulley
Prince Kumar
Justin Jacques
Ramaraju "Ramaraju &...
Ben Goodchild
John T. Riecker
Jo Valine
James Gilbert
Senthil Sockalingam
Anthony S Dietrich
Andrew Kurtz
Diana K
Sagar Taneja
Charlton Foo
Crystal Riepen
Gary Walker
Faisal Nasim
Cecil Eugene Beckner
Trolette Doe-Williams
Melanie Davis
Arica Love
David Beier
Malcolm DeCruise
Luis Villalobos III
Dylan Mazzola
Renato De Leon
Stephen Black
Darius Ogloza
Daniel DeCastro
Daniel Spencer
Dariana Francois
Johnery Laurimore
Andy Lo
Luis Enrique Poggi
Richard Chu
Jonathan S Goldberg
John Wagner
Leonard Valentino
Tanya Stulken Duarte
Donna Dietz
Mark Overaker
Elias Najjar
Katie G
Daniel Haag
Jeromie Barnhart
Michael Chang
Ray Schlabach
Amy Fletcher
Eric Alan Steckler
Brighid Burns
Nithin Shetty
Pratik Patel
Brandon Copeland
Manoj Ramachandran
Jason Pessman
Jo Ann McLenaghan
Palmer Harvey
Mohamed Bali
Brian Mann
Julio Izaguirre
Thomas Earl Craft
Colin Patrick ONeill
Sandeep Ramamoorthy

Nguyen Duc Thibaud
Tony Xue
Jeff Bishop
Mihir Mathur
Bryan Alvarado
Elizabeth Sawyer Gaylin
Chandra Nanjappa
Walter Lewis
Jonathan Wu
Kellie Polenz
Pramod P
Tyler Pietri
Helen Diaz
Ryan Frank
Robert B Ziems
Idriss N Alrobaye
Steve Gerratt
Igor DaCruz
Dustin Fox
Sue Korn
Siti Azrefa Aziz
Brandy Gulley
Aryan Gupta
Anthony MacNeil
Laura Annis
Derek Dray
David Soendker
Sai Santosh Nooney
Lana Rose Young
Jonathan Trimby
James Forsberg
Terence Heng
Manon Huang
John Bickford
Kuburat Lawal
Monique Dollonne
Shahebaj Pathan
Kamlesh Patel
Stephanie Yee
David Harold Marlowe Jr
Kolette Brown
RG Kennedy
Chi Patel
Theodore McKendall
Patricia Fletcher
Ryan Onishi
Hosea Lin
Skanth Ganesan
Kevin Jorgensen
Bernardo Diaz
Rishabh Raj
Prasanna GURU
Jason Valencia
Juan Orozco
Sujit Pal
Kevin Pearson
Craig Jacobson
Carlos Franco
Gina H
L L
Ronald Saucier
Spencer M Davis
Katrina Law
S Ivaturi
Carol Diane Fowler
Tomas Andrew Gahan
Gloria L Ramiirez
Jason Olaivar
Gokul Krishnaa
Keith M Yelle
Gabriel Campbell
Erin Polley

Tralesser Hartley
Chase Jensen
Sudhir Lakshminarayanan
Jonathan Quinn
Heidy Marie
Austin Hallam
Nisarg Shah
Larry Dewayne Yeley
Bach Nguyen
Joseph Chongpinitchai
Ilaria Galimberti
Melissa Chapman
Jeffrey S. BIRD
Charlene Knoetze
Katie Whitaker
Brian Evans
Randolph N.Villa
Patrick Simione
Kadidiatou Mambone
Jayakrishna Ichapurapu
Cecile RIBOROZO
Terry Alger
Frank Swindell
Nicholas J Luman
Daryl Fojtik
Robert Weintre
Sam Meyers
Lance David Parker
Heather Salyer
Maria Fe Pacres
Shivani Kumar
Silvana Cha
David Kane
Matt Cooper
Brendan Parets
Cieply Jacek
Vivian Cruz Nieves
Daniel Moos
Courtney Michael Clifton
Alexander Yen
Abdulbasit Abdellah
Sandra Jessop
Andrew Lypen
Stephen Meyer
Henry Leang
Mylous Yearling
Scott Schultz
Thanh Pham
Victor Meer
Kimberly Crowder
John Ostipwko
C C
Ricky Ross
T Hoffman
Taylor White
James Hudson
Shankar Venkatraman
Anthony Hoff
Animesh Prasad
Raquel R. Clement
Kieran McGuirk
Archer Eller
Michelle Nesmith
Mario Adoc
Athena Quest
Michael Docktor
Jean Houle
Matthew McNelley
Melissa Wong
Andrew D
Stephen Thomas

Asif Hussain
William Harner
Brian Bergstrom
Antonio Valdez
Rustin Harris
Jonathan Cykman
Richard H Miller Jr
Greg Lewis
Alejandra Perez...
Charles Wei
Meyer Heiman
Jonathan Acheampong
Michael P Acosta
Sayed Frogh Taha
Brandon Moreland
Cristiano Prado
Silvia Sincuir
Melissa Buford
Tyler Loiselle
Bobbie Toretzky
Jascha Wachsmuth-Temme
La Shondra White
Sornavalli Rajamanickam
Idrees Muhammad
Steve Schelske
Sean Worobec
Gary Fettig
Gaelle Dorinda TCHIPANDI
Maria Barrera
Mayer Cohen
Michael Harvey
Dalisha Spencer
Robert Hines
Christopher Burns
Hafsah Kamran
Venkatraman Prabhu
Steve Clark
Derek Kind
Izumi Wong-Horiuchi
Joshua Brown
Mark Moore
Sheri Pazanti
Patrick Kane
Michael Palmer
Rahul Pm
Patrick Sanchez
Danilo Canuel
Henry Okeke
William Crouch
Phillip J Stoner
Michael Reist
Spencer Anderson
Marc Wynne
Sowmith Reddy...
Jeff Reider
Jigar Kotak
Kapil Himatlal Thacker
Annie Eckles
Mapp Investments &...
Mario Alcantar
Laxmi Shrestha
Adejoke Paul
George Larsen
Clyde Fritz
Dapo Lediju
Curtis Amrine
Kevin Flynn
Jared Hallows
Marshanell Ferguson
Imran Ali
Josh Haraf

Phaneendra Pavuluri
Glenda Walker
Nikhil Kohli
Sean Keyser
Michael Schwartz
Jason Jennings
Sravanthi Pothuganti
Prasanna Kumar Jayaraj
Satish Joshi
Ramon Gonzalez
Unnati Sapre
Adriana Spell
Robert E Thompson
Akash Patel
Raoul S Juneja
Michael Kane Sr.
Jonathan Ghebremichael
Toronez Watson
Brett Fish
Mitchell Womack
Carole Wong
Matt Ortbals
Harrison Nguyen
Sandeep Satoskar
Wade Anderson
Jon Lyon
Neil Timms
Chinmay Matalia
Anand Wuppuluri
Gavin Richard Jewell
Ronald Booker
Ronen Aronov
Courtlandt Tate
Dr. Chhavi Hartley
Kevin BROWN
Brian Spence
Patrick Michels
Rhonda Gallant
Greg Yarnall
Ehab Rezk
Justin Stephens
Saul STOOGENKE
Alisher Kadirov
Mahim Shrestha
John Bonislawski
Cj Charvoz
Marc A Pierre Louis
Harinder Singh
Tri Lam
Spa Lady
Jason Baumgartner
Andrew Ashamalla
Shawn E McArthur
Jacqueline Gilliard
Deryl DORSETT
Carmel Berglin
Jason Kosmicki
John J Wink
Kevin Panzera
Brant Ellis
Praneeta Prakash
Mahesh Shrestha
Lara English
Kelly A MITCHELL
Csaba Siffel
DARREN MCINTIRE
Pramod Cherukumilli
Mark Benigno
Jennifer LeFevre
Veronica Antonio
Michael Domes

Manoj Kunchala
Jamie Burks
Enrique Delgado
Kristha Guanio
Hartsfive LLC
Joel Choi
Joel Cohen
Margaret A McGREGOR
Surayyah Imani
Duke Garlin
Keegan Jones
Kendrick Watkins
Heather L Marlow
Alexander Slack
Adam Kelly
Mariam G.
Sheyne O Stevenson
Manoj Puthenveetil
Lakshman Kumar Dontha
Kyle Sargent
Bill Elliott
Tyler Tran
Dinesh Kumar Sharma
Uttama Sharma
Mm P
Edward Sun
Stacie Strong
Christopher K Higgins
Guru Anand Venkatesan
Charles Choe
Amy Beckworth
Ann Reeder-West
Kevin Buescher
Michael Parsons
Anilkumar Patel
Paul Manchung Poon
Joaquim Carvalho
Rob Hardie
Kim Leng Poon
Anthony Paumier
Karen Shackles
Esa Laine
Morine Merritt
Juan Suarez
James Berkel
Lance Dawson
Megan Egitto
Omer Saeed Azimi
Austin Lin
Staci Johnson
Charles L. Brembry II
Kevin Penelerick
Brian Villanueva
Belinda Vickers
Faiza Imran Khan
Vishal Kumkar
Ramon M.
Drew Reed
Angelique Romano
M A
Latique Greene
Jay Levine
Glenda Flood
Jessica Quezada
Brooke Keck
John Jones
Ray Leung
Kalyan Goswami
Mike Hernalsteen
Homer Decena
Mustafa Jalil (z3u5)

Trett Sutter
Bilal Itani
Uday Shankar...
Kristine Phelps
Biswa Mohanty
David Hernandez Jr
Andrew Culbertson
Alaeldin Yahya NASRELDIN
Cozette J Cole
Jennifer Robertson
Rolyn Sabale-love
Ronald MIchoma
Derek Roberts
Melanie Farrugia
Martti Laine
J. Seon
Geoffrey Hadjadje
Yvonne Angwenyi
Christa Schorn
W M
Henry Huang
Mark Partipilo
Kelly Allender
Don Leyn
Zack Parker
Sharon Xiao
James Stepp
Tyrone Hallager
Christopher Paul
Terry Evans
Badr Naif Alotaibi
John A Voss
Tridonna Bullock
Michael Migues
Aaron Hoerner
Upendra Kulkarni
Karen G
Kemuel Gilbert
William De La Cruz
John Shepherd
Ryan Johnson
Amandeep Parhar
James Ayres
Sabrina Jo
Andrew DeStephen
Chelsea Kaplan
Dan TRAN
Paul Newby
Nora Sanchez
Ankur Meghani
Fisayo Oluwadiya
Christopher Cupples
Ben Spreckman
Vd V
Erik Hansen
Andy Koller
Benjamin Lenz
Rick Adams
Myrna Rich-Ray
Steve Jen
Yao Zhou
Vanessa Lam
Matthew Morford
Susan Mc Guinness...
Al Klug
Tyler Witty
Sean Meighan
Julian D Jonker
David Graham
Kevin Daigle
Michael Dunn

Edward Kauffman
Anthony Dervey
Faisal Hasnain
Mary Lane
Srikanth Paruchuri
Brett Lewis
Dave Godde
Rajesh Gupta
Zach Henry
Louis Calachino
Reynaldo Enrique Reyes
Harsh Gupta
Wanda Gayle Martin
Paul Kim
Jing Dong
Travis Edward Chapman
Bryan Kleinman
Madhava Padavala
Steven Wu
Quinn McDonough
Kerry Fernholz
Philip Hollenbach
Sachiko Colston
Ramez Makboul
Sanjib Kumar Das
Lawrence Vasquez
Leah Nelson
Karandeep Singh
Radu MATEI
Brian K Martin
Manoj SONJE
Paula Shine
Hareesha...
Ken Sorenson
Patty Rodriguez
Emily Murray
Joshua Diaz
Allison Clarke
T T
Robert Martí
John M Moore
Mike Mutto
Donald Cowart
Scott Price
Pooria Mehregan
James Mcnamee
Marius Kubilius
Solomon TSEGAY
Peter Kim
Michael Hansen
Susan Rex
De Mario Walton
Patrick Patnode
Andree Wibowo
Andrew Keating
Praveen Chinnam
Susie McMichael
Sue Kohl
Muktar Ahmed
Doug Kellett
Nirmal Shah
Deana Snyder
Eric Hensley
Debbee Schmidt
Anand Patel
Genesis Milam
Kelly Tipton
Aimee Quach
Elian Quinones
Timothy Thomasson
Joshua Pennington

Andrew Arem	Robert Danbury	Michael Hale	John Jacobs	Yaniv Hershkovich	Sukhbir Sohi
David Christian	Gordon D Dalgleish	David Allan Wilson Jr	Shashwat Bhatia	Gardner Life ForMe	Jonathan Sherer
Ali Malkocoglu	Tuan Nguyen	Larry Jaffe	James Ringo	Shane Fitton	John BRUDERLIN
Victoria Olson	Karim Ibrahim	Fernando Molina	Jacob Wilson	Ricardo Macias	Enock Samalenge
Murali NAGARAJAN	Hector Aguirre-Aguirre	Si Trujillo	Amit Maheshwari	Nancy MiLee	Trevor Barnabee
David Pecoraro	Bernardo Maldonado	Dana Liu	Nicole Anderson	Georgia Mccourt	Michael Davis
Stacy Navarre	Vasa Mitic	Rogelio Toledo	Tara Speelman	Gore Ghazarian	La Shanna J. Croix
James Richard Graham	Haxs Tech	Fatima Pagtakhan	Jason Diamond	Philip Sprowl	John Sandoval
Yujen Louis Chang	Ayanna Francis	Patrick Kearney	Nasim Jaghoori	W&M L	Rafferty McDonald
Okan Sencan	Tom Versmissen	Cathy Stoia	Kilee Roberts	David Linnarz	Stefano Cervasio
Hamad Almenhali	Titi Pierce	Joy Pollard	Matthew Sliwa	Jorge Lanza	Chris Murray
Bradley Matthews	Jun Santos	Michael Turner	Rand Milstein	Michelle Fithian	

Thank You!

From the Arrived Team



Ryan Frazier

CEO & Co-Founder

Previous to founding Arrived, Ryan was the co-founder and CEO Datarank and led it through two acquisitions—to Simply Measured and Sprout Social.



Alejandro Chouza

COO & Co-Founder

Previous to founding Arrived, Alejandro was VP of Operations for hospitality company OYO and GM for Uber for Northwest USA.



Kenny Cason

CTO & Co-Founder

Before founding Arrived, Kenny co-founded Datarank and served as CTO until its acquisition by Simply Measured where he was the director of engineering.



Cameron Wu

VP of Investments

Before joining Arrived, Cameron spent over 6 years with the second-largest SFR REIT, American Homes 4 Rent.



Alexa Nguyen

Head of Product

Formerly a senior staff product manager at Drift, the leading revenue acceleration platform.



Joel Mezistrano

VP of Corp Dev

A proptech & fintech startup veteran with over 12 years in real estate development & investment.



Korin Hedlund

Head of Investor Relations

As Head of Investor Relations at Arrived, Korin leads the charge ensuring Arrived is continually building for and by clients.





John Rostom in

General Counsel, VP of Legal

Formerly an associate at Davis Polk & Wardwell LLP, John specializes in securities and investment products.

Sue Korn in

CFO

A finance professional with over 20 years experience in FP&A, corporate development, investment banking, and data management.

Details

The Board of Directors

Director	Occupation	Joined
Susan Ehrlich	Venture Partner @ Core Innovation Capital	2021
Brian O'Malley	Managing Partner @ Forerunner Ventures	2022
Kenneth Cason	CTO @ Arrived	2019
Ryan Frazier	CEO @ Arrived	2019

Officers

Officer	Title	Joined
Alejandro Chouza	COO	2020
Kenneth Cason	CTO	2019
Ryan Frazier	CEO	2019
Sue Korn	CFO	2023

Voting Power ⓘ

No one has over 20% voting power.

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2019	$295,000	Safe	Section 4(a)(2)
03/2020	$1,000,000		Other
07/2020	$100,000		Section 4(a)(2)
01/2021	$953,000	Safe	Regulation D, Rule 506(b)
04/2021	$150,000	Safe	Section 4(a)(2)
06/2021	$8,000,000	Preferred Stock	Regulation D, Rule 506(b)
12/2021	$5,000,000		Other
04/2022	$25,000,000	Preferred Stock	Section 4(a)(2)

10/2022	$225,000		Other
01/2024	$7,000,000		Other
03/2024	$5,000,000	Preferred Stock	Section 4(a)(2)
04/2024	$1,089,410		506(c)
04/2024	$1,235,000		4(a)(6)
05/2025	$2,326,109		4(a)(6)
07/2025	$17,579,925	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/17/2020	$100,000 ?	5.0%	20.0%	$4,500,000	?

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Groundfloor Finance ?	03/05/2020	$1,000,000	$0 ?	9.0%		
Alco Investment Company ?	12/17/2021	$5,000,000	$0 ?	12.0%		
HATX ?	10/13/2022	$225,000	$112,500 ?	0.0%	10/13/2027	Yes
Alco ?	01/03/2024	$7,000,000	$0 ?	15.0%	01/31/2024	

Related Party Transactions

Interest Payments/Repayment of Advances and Loans

The Company makes advances and loans to entities under management and other affiliated entities and receives repayments of advances and loans and interest payments from entities under management and other affiliated entities. The amounts are due on demand interest free and without collateral.

Due from (to) Related Party

The Company enters into various transactions with entities under management and other affiliated entities in the normal course of operating and financing activities. The due from (to) related party balances are interest free with no formal repayment terms.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,900,000	4,061,522	Yes
Series A Preferred	2,340,879	2,340,879	Yes
Series B Preferred	939,618	660,738	Yes
Series Seed 1 Preferred	90,998	90,998	Yes
Series Seed 2 Preferred	192,917	192,917	Yes
Series Seed 3 Preferred	415,663	415,663	Yes
Series Seed 4 Preferred	34,097	34,097	Yes

Series Seed Preferred	1,272,963	1,272,963	Yes

Warrants: 0

Options: 987

Form C Risks:

We have a limited operating history, and the Company is still in an early phase of operations and growth. There is no guarantee that we will achieve our stated goals or operate profitably. Our business faces all risks, costs, complications, and difficulties typical of early-stage businesses.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's success is dependent upon the skill and ability of our team members to execute upon our stated goals. All team members are considered at-will employees and there can be no assurance that they will continue to be employed for any particular period of time, or that their activities with the Company will be successful. The loss of the co-founders or key employees could harm the Company's business performance, financial condition, and cash flow.

As a privately held company, the Company is not subject to the regulations and requirements of publicly-traded companies (e.g. the Sarbanes-Oxley Act of 2002, securities exchange listing standards, etc). As such, the Company may not have the same level of internal controls and reporting standards that one would expect of a publicly traded company and there may exist in the future significant deficiencies or material weaknesses in the Company's internal financial controls and reporting processes. The expense of implementing procedures that would be expected of a publicly-traded company could be substantially detrimental to the Company's business.

Our core product is subject to an intensely competitive industry environment with major revenue streams that are substantially influenced by the U.S. economic environment. We are subject to substantial external pressures that impact our meeting our goals, such as changes to the Fed Funds rate, real estate market, or housing marke - and changes in these factors may materially change our short-term outlook.

We rely on critical partners to provide some core services. Although we have had long-standing relationships and legal contracts with them, these partners operate as separate entities from ours, and we have no control over their own operations. Any inability of these partners to honor the terms of our contracts may have detrimental impacts to our operations.

We are critically dependent on trust in our brand, as we offer a financial services product with high expectations for security and reliability. Service failures by us, negative news and third party statements all have the potential to impact consumer trust in our brand and may materially impact our success.

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

Arrived and its partners are extensively regulated under federal and state laws and regulations securities, including those imposed by the SEC. Federal and state laws and regulations govern, restrict, limit or otherwise affect the activities in which

we may engage and may affect our ability to expand our business over time, result in an increase in our compliance costs. A change in applicable statutes, regulations or regulatory policies could have a material adverse effect on our business, including limiting or imposing conditions on the types of financial services and products we may offer as well as the ability for us to monetize certain existing revenue stream. Increased regulatory requirements (and the associated compliance costs), whether due to the growth of our business, the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive enforcement of existing laws and regulations, may have a material adverse effect on our business, financial condition or results of operations.

We intend to expand into new investment strategies and geographic markets and may enter into new lines of business, each of which may result in additional risks and uncertainties in our businesses. Attempts to expand our businesses involve a number of special risks, including, but not limited to, the required investment of capital and other resources; the diversion of management's attention from our core businesses; the levels of experience of our executive officers, investment professionals and senior management in operating new investment strategies and investment products; the assumption of liabilities in any acquired business; unexpected difficulties or the incurrence of unexpected costs associated with integrating and overseeing the operations of new businesses and activities; entry into lines of business in which we may have limited or no experience; increasing demands on our operational and management systems and controls; and compliance with additional regulatory requirements. We cannot identify all the risks we may face and the potential adverse consequences on us an your investment that may result from attempted expansion.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships and reputation, all of which could negatively impact our financial results.

Poor performance of our the investment products that we sponsor could cause a decline in our revenues and results of operations and could adversely affect our ability to raise capital for future investment products. If any of the investment products that we sponsor perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record would suffer. As a result, our revenues may be adversely affected and the value of our assets under management could decrease, which may, in turn reduce our fees. Poor performance of the investment products we sponsor could also make it more difficult for us to raise new capital for future investment products, which would reduce our ability to generate additional fees from the creation of new investment products.

From time to time we may provide loans to affiliated entities to finance the acquisition or operation of properties. If, in the future, we are required or called upon to write off these loans, our results of operations and financial condition could be harmed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability

to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any

time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Arrived Holdings, Inc.

Delaware Corporation
Organized February 2019
51 employees
1700 Westlake Ave N
Suite 200
Seattle WA 98109 https://arrived.com/

Business Description

Refer to the Arrived profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Arrived is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less